UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 6

General Communication, Inc.

(Name of Issuer)

Class A Common Stock, no par value

Class B Common Stock, no par value

(Title of Class of Securities)

Class A Common Stock: 369385 10 9

Class B Common Stock: 369385 20 8

(CUSIP Number)

Anastasia Kelly

Executive Vice President and General Counsel

WorldCom, Inc.

22001 Loudoun County Parkway

Ashburn, VA 20147

(703) 886-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

(Page 1 of 17 Pages)

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 2 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WorldCom, Inc. 58-1521612

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS Class A Common Stock: WC/OO Class B Common Stock: WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.      SOLE VOTING POWER

        Class A Common Stock: 750,000*

  8.      SHARED VOTING POWER

        Class A Common Stock: 3,872,342**

        Class B Common Stock: 1,275,791

  9.      SOLE DISPOSITIVE POWER

        Class A Common Stock: 750,000*

  10.    SHARED DISPOSITIVE POWER

        Class A Common Stock: 3,872,342**

        Class B Common Stock: 1,275,791

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 4,622,342*/** Class B Common Stock: 1,275,791

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 8.7%*/** Class B Common Stock: 33.0%

14.	TYPE OF REPORTING PERSON CO

*	Includes 750,000 shares of Class A Common Stock issuable upon conversion of 9,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by WorldCom directly, based on a liquidation preference of $1,000 and a conversion price of $12.
**	Includes 83,333 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by MCI WORLDCOM Network Services, Inc., based on a liquidation preference of $1,000 and a conversion price of $12, and 37,500 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested or vest within 60 days of the date of this Schedule 13D.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 3 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MCI WORLDCOM Network Services, Inc. 13-2745892

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS Class A Common Stock: WC/OO Class B Common Stock: WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.      SOLE VOTING POWER

        None

  8.      SHARED VOTING POWER

        Class A Common Stock: 3,872,342*

        Class B Common Stock: 1,275,791

  9.      SOLE DISPOSITIVE POWER

        None

  10.    SHARED DISPOSITIVE POWER

        Class A Common Stock: 3,872,342*

        Class B Common Stock: 1,275,791

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 3,872,342* Class B Common Stock: 1,275,791

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 7.4%* Class B Common Stock: 33.0%

14.	TYPE OF REPORTING PERSON CO

*	Includes 83,333 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by MCI WORLDCOM Network Services, Inc., based on a liquidation preference of $1,000 and a conversion price of $12, and 37,500 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested or vest within 60 days of the date of this Schedule 13D.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 4 of 17 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MCI Communication Corporation 58-2358731

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS Class A Common Stock: WC/OO Class B Common Stock: WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.      SOLE VOTING POWER

          None

  8.      SHARED VOTING POWER

          Class A Common Stock: 3,872,342*

          Class B Common Stock: 1,275,791

  9.      SOLE DISPOSITIVE POWER

          None

  10.    SHARED DISPOSITIVE POWER

          Class A Common Stock: 3,872,342*

          Class B Common Stock: 1,275,791

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 3,872,342* Class B Common Stock: 1,275,791

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 7.4%* Class B Common Stock: 33.0%

14.	TYPE OF REPORTING PERSON CO

*	Includes 83,333 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by MCI WORLDCOM Network Services, Inc., based on a liquidation preference of $1,000 and a conversion price of $12, and 37,500 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock that have vested or vest within 60 days of the date of this Schedule 13D.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 5 of 17 Pages

Preliminary Statement

This Amendment No. 6 amends and restates in its entirety the Schedule 13D dated May 24, 1993, as amended by Amendment No. 1 dated November 20, 1996, Amendment No. 2 dated November 9, 2001, Amendment No. 3 dated November 13, 2001, Amendment No. 4 dated March 22, 2002 and Amendment No. 5 dated April 10 and 11, 2002 (as so amended, the “Schedule 13D”).

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, no par value (“Class A Stock”), and the Class B Common Stock, no par value (“Class B Stock”) of General Communication, Inc., an Alaska corporation (the “Issuer”), whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

Item 2.	Identity and Background

WorldCom, Inc. (“WorldCom”) is a Georgia corporation. The principal business of WorldCom and its subsidiaries is telecommunications. MCI Communications Corporation (“MCIC”) and MCI WORLDCOM Network Services, Inc. (f/k/a MCI Telecommunications Corporation) (“Network Services” and, together with WorldCom and MCIC, the “Reporting Persons”) are Delaware corporations and are direct and indirect wholly owned subsidiaries of WorldCom, respectively.

The principal business and principal office of each Reporting Person are located at 22001 Loudoun County Parkway, Ashburn, Virginia 20147. Certain information pertaining to executive officers and directors of each Reporting Person is set forth in Annexes A, B and C hereto and incorporated herein by reference.

On June 25, 2002, WorldCom announced that as a result of an internal audit of WorldCom’s capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts in the amount of $3.9 billion during 2001 and the first quarter of 2002 were not made in accordance with generally accepted accounting principles. WorldCom promptly notified its recently engaged external auditors, KPMG LLP (“KPMG”), and has engaged KPMG to undertake a comprehensive audit of WorldCom’s financial statements for 2000, 2001 and 2002.

On August 8, 2002, WorldCom announced that its ongoing internal review of its financial statements discovered an additional $3.8 billion in improperly reported pre-tax earnings for 1999, 2000, 2001, and the first quarter of 2002. On November 5, 2002, WorldCom announced that it expected a further restatement of earnings in addition to amounts previously announced and that the overall amount of the restatements could total in excess of $9 billion.

A Special Committee of WorldCom’s Board of Directors conducted an independent investigation of these matters with the law firm of Wilmer, Cutler & Pickering as special counsel and PricewaterhouseCoopers LLP as their financial advisors. The Special Committee’s report was released publicly on June 9, 2003. WorldCom’s accounting practices also are under investigation by the U.S. Attorney’s Office for the Southern District of New York (the “District Court”) and the Examiner appointed by the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Richard Thornburgh, former Attorney General of the United States. On June 9, 2003, the Examiner released the second Interim Report regarding, among other things, corporate governance matters and past accounting practices. On November 4, 2002, the Examiner released the first Interim Report regarding the Examiner’s preliminary observations.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 6 of 17 Pages

By order dated June 26, 2002, the Securities and Exchange Commission (“SEC”) required WorldCom to file a sworn statement pursuant to Section 21(a)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) describing in detail the facts and circumstances underlying the events leading to WorldCom’s June 25th announcement. WorldCom filed the sworn statement on July 1, 2002 and filed an amended statement on July 8, 2002.

The SEC filed a civil action against WorldCom in the District Court on June 26, 2002 seeking injunctive relief and damages under various legal theories. On November 26, 2002, WorldCom consented to the entry of a permanent injunction that partially resolved the claims brought in this suit. The injunction enjoins WorldCom, its employees and its agents from violating the antifraud, reporting, and books and records and internal controls provisions of the federal securities laws. The injunction directs WorldCom’s Corporate Monitor, Richard Breeden, to review the adequacy and effectiveness of WorldCom’s corporate governance systems, policies, plans, and practices, requires WorldCom to retain a consultant to review its material internal accounting control structure and policies, obligates WorldCom to provide reasonable training to its senior operational officers and financial reporting personnel to minimize the possibility of future violations, and permits the SEC to seek a civil penalty. Mr. Breeden issued his report on August 26, 2003.

On May 19, 2003, WorldCom announced a proposed settlement with the SEC regarding a civil penalty. Pursuant to the initial proposed settlement, WorldCom would satisfy an SEC civil penalty of $1.51 billion by payment of $500 million upon the effective date of WorldCom’s emergence from Chapter 11 protection. On June 11, 2003, WorldCom consented to the entry of two orders dealing with internal controls and corporate governance issues that modified certain of the ongoing obligations imposed in the permanent injunction entered on November 26, 2002.

On July 2, 2003, WorldCom filed documents in the District Court modifying the proposed settlement. Pursuant to the revised proposed settlement, WorldCom will satisfy the SEC civil penalty by paying $500 million upon the effective date of WorldCom’s emergence from Chapter 11 protection and by transfer of common stock in the reorganized company having a value of $250 million. On July 3, 2003, WorldCom filed proposed settlement documents that reflect a technical change that increases the civil penalty from $1.51 billion to $2.25 billion without changing the amount to be paid by WorldCom as described in the preceding sentence. On July 7, 2003, the District Court issued an order approving the proposed settlement. On August 6, 2003, the Bankruptcy Court issued an order approving the proposed settlement. The proposed settlement provides that the funds paid and common stock transferred by WorldCom in satisfaction of the SEC’s penalty claim will be distributed pursuant to the Fair Funds provisions of the Sarbanes-Oxley Act of 2002.

On August 27, 2003, the Attorney General of Oklahoma filed a criminal action in Oklahoma County District Court against WorldCom and six former executives of WorldCom alleging violations of the state’s securities laws.

WorldCom has terminated or accepted the resignations of various financial and accounting personnel, including its then chief financial officer and its corporate controller, and is continuing the process of investigating and restating its financial results for the years 2000-2002. Earlier years also are impacted. The former corporate controller and three accounting personnel have entered into plea agreements with the U.S. Attorney’s Office, and on August 28, 2002, a grand jury returned an indictment charging the former chief financial officer with various securities-related crimes; trial of that case is currently scheduled for February 2004. On April 16, 2003, a superseding indictment was filed to include additional charges against the former chief financial officer. The U.S. Attorney’s Office has advised WorldCom that its investigation of certain former officers and employees is ongoing.

Except as described above, during the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers of any of the Reporting Persons has had any criminal convictions, and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 7 of 17 Pages

or final order prohibiting future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 14, 1993, Network Services purchased 6,251,509 shares of Class A Stock and the 1,275,791 shares of Class B Stock pursuant to the Stock Purchase Agreement, dated March 31, 1993 (the “1993 Stock Purchase Agreement”), between the Issuer and Network Services for an aggregate purchase price of $13,280,000. The funds for the purchases were provided from the general working capital of Network Services.

On October 31, 1996, Network Services purchased 2,000,000 shares of Class A Stock (the “Additional Class A Stock”) pursuant to the Stock Purchase Agreement (the “1996 Stock Purchase Agreement”), dated as of September 13, 1996, by and between the Issuer and Network Services. The aggregate purchase price for the Additional Class A Stock was $13,000,000 in cash, which was provided from the general working capital of Network Services.

On June 30, 2001, the Issuer completed the acquisition of WorldCom’s 85% controlling interest in Kanas Telecom, Inc. (“Kanas”), which owns the 800-mile fiber optic cable system that extends from Prudhoe Bay, Alaska to Valdez, Alaska via Fairbanks. In connection with the acquisition, the Issuer issued to WorldCom and Network Services shares of Series C Convertible Redeemable Accreting Preferred Stock (“Series C Preferred Stock”) valued at $10,000,000, consisting of 9,000 and 1,000 shares of Series C Preferred Stock, respectively.

The Series C Preferred Stock is convertible at any time at the option of the holder into a number of shares of the Issuer’s Class A Stock equal to the liquidation preference divided by the conversion price. The liquidation preference is $1,000 per share of Series C Preferred Stock, and the conversion price is $12. The Series C Preferred Stock is non-voting and pays a 6% per annum quarterly cash dividend. The Issuer may redeem the Series C Preferred Stock at any time in whole but not in part. Mandatory redemption is required at any time after the fourth anniversary date at the option of holders of 80% of the outstanding shares of the Series C Preferred Stock or upon a change of control, certain bankruptcy events, the liquidation or dissolution of the Issuer or a merger or consolidation of the Issuer with, or the sale of all or substantially all the Issuer’s assets to, another entity where the terms of that merger, consolidation or sale would significantly and adversely affect the rights of the Series C Preferred Stock. The redemption price is $1,000 per share plus the amount of all accrued and unpaid dividends, whether earned or declared, through the redemption date. In the event of the liquidation of the Issuer, the holders of Series C Preferred Stock are entitled to receive an amount equal to the liquidation preference, plus the amount of all accrued and unpaid dividends, whether or not earned or declared, before any distribution or payment is made upon junior securities. Without the consent of the holders of 80% of the Series C Preferred Stock, the Issuer may not repurchase securities junior to the Series C Preferred Stock (other than to fund deferred compensation arrangements) or pay dividends on any junior securities. The Issuer’s Series B preferred stock is senior to the Series C Preferred Stock.

The foregoing is only a summary of certain terms of the Series C Preferred Stock and is qualified in its entirety by reference to the Statement of Stock Designation filed as Exhibit 4 to this Schedule 13D, which document is incorporated by reference herein.

In June 2000, the Issuer made option grants to WorldCom Ventures, Inc. (“WorldCom Ventures”), a wholly owned subsidiary of Network Services. These options were granted in consideration of the services of Ronald R. Beaumont and Stephen R. Mooney, who were nominated to the board of directors of the Issuer by Network Services. The options for each director were for 25,000

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 8 of 17 Pages

shares of Class A Stock with an exercise price of $7.50 per share and expire if not exercised within ten years of their grant. A total of 37,500 options have vested or vest within 60 days of the date of this Schedule 13D.

On March 22, 2002, the Reporting Persons sold in the open market pursuant to a registration statement on Form S-3 an aggregate of 1,958,400 shares of Class A Common Stock. On April 10, 2002, the Reporting Persons sold in the open market pursuant to a registration statement an aggregate of 500,000 shares of Class A Common Stock. On April 11, 2002, the Reporting Persons sold in the open market pursuant to a registration statement an aggregate of 2,041,600 shares of Class A Common Stock.

Item 4.	Purpose of Transaction

In the past, pursuant to a Voting Agreement dated October 31, 1996, the Reporting Persons had the right to nominate two individuals to the board of directors of the Issuer. Although this voting agreement has expired in accordance with its terms, Stephen Mooney continues to serve as a director of the Issuer nominated by Network Services, and Ronald Beaumont served as a director nominated by Network Services before his resignation from the Issuer’s board of directors on October 2, 2002.

The shares of Class A Stock, Class B Stock and Series C Preferred Stock were acquired for investment purposes. While the Reporting Persons have no present intention of acquiring or influencing control of the Issuer, except as described in Items 4 and 6, they intend to monitor their investments in the Issuer and take actions consistent with their best interests. Subject to market conditions and other factors, the Reporting Persons may, from time-to-time, sell some of their shares including, without limitation, in privately negotiated or open market transactions, pursuant to registration statements filed under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144 under the Securities Act or otherwise. In the absence of an effective registration statement, or an applicable exemption from registration, the Reporting Persons may be limited in the number of shares they can sell within certain time periods. This Schedule 13D does not constitute an offer to sell, or a solicitation of an offer to buy, any such shares. Any shares sold in a private placement transaction would not be registered under the Securities Act, and such shares in such case may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any transaction involving a public offering would only be made by means of a prospectus. The Reporting Persons intend to maintain strategic and commercial relationships with the Issuer for the foreseeable future and expect that Mr. Mooney will continue as a director of the Issuer, subject to his nomination and re-election upon expiration of his current term. Network Services has the right to propose an individual for nomination as a second director to the Issuer’s board of directors and the Issuer has agreed to take actions as would be necessary to cause its board of directors to elect such member designated by Network Services. To date, Network Services has not sought to identify a director designee.

Item 5.	Interest in Securities of the Issuer

Network Services and MCIC presently own beneficially 3,872,342 shares of Class A Stock (including 83,333 shares of Class A Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by Network Services, based on a liquidation preference of $1,000 and a conversion price of $12, and 37,500 shares of Class A Stock issuable upon exercise of options to purchase Class A Stock which are held by WorldCom Ventures), representing approximately 7.4% of the presently outstanding shares of Class A Stock, based upon (a) a total of approximately 52,126,671 outstanding shares of Class A Stock as of July 31, 2003, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, (b) the shares issuable upon conversion of the Series C Convertible Redeemable Accreting Preferred Stock, and (c) the shares issuable upon exercise of the options to purchase Class A Stock as described above. Network Services

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 9 of 17 Pages

and MCIC presently own beneficially 1,275,791 shares of Class B Stock, representing approximately 33.0% of the presently outstanding shares of Class B Stock, based upon 3,870,679 outstanding shares of Class B Stock as of July 31, 2003, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

WorldCom presently owns beneficially 4,622,342 shares of Class A Stock (including 750,000 shares of Class A Stock issuable upon conversion of 9,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by WorldCom directly, 83,333 shares of Class A Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by Network Services based on a liquidation preference of $1,000 and a conversion price of $12, and 37,500 shares of Class A Stock issuable upon exercise of options to purchase Class A Stock which are held by WorldCom Ventures), representing approximately 8.7% of the presently outstanding shares of Class A Stock based upon (a) a total of approximately 52,126,671 outstanding shares of Class A Stock as of July 31, 2003, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, (b) the shares issuable upon conversion of the Series C Convertible Redeemable Accreting Preferred Stock, and (c) the shares issuable upon exercise of the options to purchase Class A Stock as described above. WorldCom presently owns beneficially 1,275,791 shares of Class B Stock, representing approximately 33.0% of the presently outstanding shares of Class B Stock, based upon a total of 3,874,107 outstanding shares of Class B Stock as of July 31, 2003, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

Network Services, MCIC (through Network Services) and WorldCom (through MCIC) have the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer owned by Network Services. WorldCom has the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer owned by WorldCom. WorldCom Ventures, Network Services (through WorldCom Ventures), MCIC (through Network Services) and WorldCom (through MCIC) have the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer that may be obtained upon the exercise of the options granted to WorldCom Ventures.

To the best of the knowledge of the Reporting Persons, none of the executive officers and directors of any of the Reporting Persons listed in Annexes A, B and C to this Schedule is a beneficial owner of shares of Class A Stock or Class B Stock. In addition, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the executive officers or directors of any of the Reporting Persons, has effected any transactions in Class A Stock or Class B Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreements

The 1993 Stock Purchase Agreement and the 1996 Stock Purchase Agreement restrict the ability of the Issuer and its subsidiaries from issuing or selling shares of their capital stock (subject to specified exceptions), entering into contracts for the purchase or voting of their capital stock or making other material changes in their capital structure. The stock purchase agreements also prohibit the Issuer from paying dividends on its capital stock or repurchasing any shares of capital stock. Copies of the 1993 Stock Purchase Agreement and the 1996 Stock Purchase Agreement are filed as Exhibits 2 and 3 to this Schedule 13D and are incorporated herein by reference.

In addition, under the 1993 Stock Purchase Agreement, the Issuer agreed to take actions as would be necessary to cause its board of directors to elect two additional members to be designated by Network

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 10 of 17 Pages

Services. Stephen Mooney currently serves on the board of directors of the Issuer as a nominee of Network Services. Prior to his resignation on October 2, 2002, Ronald Beaumont also served on the board of directors of the Issuer as a nominee of Network Services.

Option Agreements

Two option agreements (the “Option Agreements”) entered into by the Issuer and WorldCom Ventures are described in Item 3 above. The option agreements are filed as Exhibits 5 and 6 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

The Issuer is a party to an Amended and Restated Registration Rights Agreement (“Amended and Restated Registration Rights Agreement”) with Network Services and WorldCom regarding Class A Stock, Class B Stock and Series C Preferred Stock pursuant to which the Issuer is required to effect no more than four registrations at the request of a holder, with each request to cover Registrable Shares (as defined below) having an aggregate market value of at least $1.5 million. The basic terms of the Amended and Restated Registration Rights Agreement are described below.

If the Issuer proposes to register any of its securities under the Securities Act for its own account or for the account of other shareholders, the Issuer must notify all of the holders under the Amended and Restated Registration Rights Agreement of the Issuer’s intent to register such common stock, subject to specified exceptions. In addition, the Issuer must allow the holders an opportunity to include their shares (“Registrable Shares”) in that registration.

Each holder also has the right, under certain circumstances, to require the Issuer to register all or any portion of such holder’s Registrable Shares under the Securities Act. The Amended and Restated Registration Rights Agreement is subject to certain limitations and restrictions including the right of the Issuer to limit the number of Registrable Shares included in the registration. Generally, the Issuer is required to pay all registration expenses in connection with each registration of Registrable Shares pursuant to the Amended and Restated Registration Rights Agreement.

The Amended and Restated Registration Rights Agreement supersedes and replaces the Registration Rights Agreement dated March 31, 1993 and the Registration Rights Agreement dated October 31, 1996. A copy of the Amended and Restated Registration Rights Agreement is filed as Exhibit 7 to this Schedule 13D and is incorporated herein by reference.

On February 27, 2002, pursuant to an exercise of the Reporting Persons’ rights under the Amended and Restated Registration Rights Agreement, a registration statement on Form S-3 was declared effective by the SEC. Such registration statement registered the sale of up to 4,500,000 shares of Class A Common Stock. All 4,500,000 shares have been sold pursuant to that registration statement.

The foregoing is only a summary of certain terms and conditions of the 1993 Stock Purchase Agreement, the 1996 Stock Purchase Agreement, the Option Agreements and the Amended and Restated Registration Rights Agreement and is qualified in its entirety by reference to the copies of those agreements filed as exhibits hereto.

Except as set forth in response to Item 3, Item 4 and this Item 6, none of the Reporting Persons, nor, to the best of the knowledge of any of the Reporting Persons, any person named in Annexes A, B and C hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts,

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 11 of 17 Pages

arrangements, understandings or relationships concerning the transfer or the voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Attached hereto or incorporated herein are the following exhibits:

1.	Joint Filing Agreement, dated August 28, 2003, among the Reporting Persons.

2.	Stock Purchase Agreement dated as of March 31, 1993, between General Communication, Inc. and MCI Telecommunications Corporation (incorporated by reference to Exhibit 1 to Schedule 13D of the Issuer dated May 24, 1993 (SEC File No. 005-38452)).

3.	Stock Purchase Agreement dated as of September 13, 1996, between General Communication, Inc. and MCI Telecommunications Corporation (incorporated by reference to Exhibit 5 to Schedule 13D of the Issuer dated November 20, 1996 (SEC File No. 005-38452)).

4.	Statement of Stock Designation Regarding Series C Preferred Stock (incorporated by reference to Exhibit 9 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

5.	Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons (incorporated by reference to Exhibit 11 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

6.	Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons (incorporated by reference to Exhibit 12 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

7.	Amended and Restated Registration Rights Agreement, dated as of June 30, 2001, among General Communication, Inc., MCI WORLDCOM Network Services, Inc. and WorldCom, Inc. (incorporated by reference to Exhibit 10 to the Schedule 13D of the Issuer dated November 9, 2001 (SEC File No. 005-38452)).

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 12 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2003

WORLDCOM, INC.

By:	/S/ ANASTASIA KELLY
	Name:	Anastasia Kelly
	Title:	Executive Vice President and General Counsel

MCI WORLDCOM NETWORK SERVICES, INC.

By:	/S/ ANASTASIA KELLY
	Name:	Anastasia Kelly
	Title:	Secretary

MCI COMMUNICATIONS CORPORATION

By:	/S/ ANASTASIA KELLY
	Name:	Anastasia Kelly
	Title:	Secretary

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 13 of 17 Pages

Annex A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF WORLDCOM, INC.

Directors and Executive Officers of WorldCom, Inc. (“WorldCom”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of WorldCom. The principal address of WorldCom is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment
CYNTHIA K. ANDREOTTI WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Andreotti serves as President, Business Markets of WorldCom.

DENNIS R. BERESFORD J.M. Tull School of Accounting Terry College of Business The University of Georgia Athens, GA 30602 U.S.A.	Mr. Beresford is a director of WorldCom. Mr. Beresford is a Professor of Accounting at the J.M. Tull School of Accounting, Terry College of Business, The University of Georgia.

ROBERT T. BLAKELY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Blakely serves as Executive Vice President and Chief Financial Officer of WorldCom.

SETH D. BLUMENFELD 2 International Rye Brook, NY 10573 U.S.A.	Mr. Blumenfeld serves as President, WorldCom International of WorldCom.

FRED M. BRIGGS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Briggs serves as President, Operations and Technology of WorldCom.

MICHAEL D. CAPELLAS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas serves as President, Chief Executive Officer and Chairman of the Board of WorldCom.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 14 of 17 Pages

Name and Current Business Address	Present Principal Occupation or Employment
DANIEL L. CASACCIA WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Casaccia serves as Executive Vice President, Human Resources of WorldCom.

JONATHAN CRANE WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Crane serves as Executive Vice President, Strategy and Marketing of WorldCom.

VICTORIA D. HARKER WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Harker serves as Senior Vice President, Finance of WorldCom.

WAYNE E. HUYARD WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Huyard serves as President, Mass Markets of WorldCom.

NICHOLAS deB. KATZENBACH 33 Greenhouse Drive Princeton, NJ 08540 U.S.A.	Mr. Katzenbach is a director of WorldCom. Mr. Katzenbach is a private attorney.

ANASTASIA D. KELLY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly serves as Executive Vice President and General Counsel of WorldCom.

C.B. ROGERS, JR. Equifax, Inc. 3060 Peachtree Road – Suite 240 Atlanta, GA 30305 U.S.A.	Mr. Rogers is a director of WorldCom. Mr. Rogers formerly served as an executive officer and director of Equifax Inc.

GRACE CHEN TRENT WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Trent serves as Vice President and Chief of Staff of WorldCom.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 15 of 17 Pages

Annex B

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

MCI WORLDCOM NETWORK SERVICES, INC.

Directors and Executive Officers of MCI WORLDCOM Network Services, Inc. (“Network Services”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Network Services. The principal address of Network Services is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment
MICHAEL D. CAPELLAS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas serves as President, Chief Executive Officer and sole director of Network Services. Mr. Capellas is the President, Chief Executive Officer and Chairman of the Board of WorldCom.

ANASTASIA KELLY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly serves as Secretary of Network Services. Ms. Kelly is Executive Vice President and General Counsel of WorldCom.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 16 of 17 Pages

Annex C

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MCI COMMUNICATIONS CORPORATION.

Directors and Executive Officers of MCI Communications Corporation (“MCIC”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of MCIC. The principal address of MCIC is 22001 Loudoun County Parkway, Ashburn, Virginia 20147, U.S.A. Each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment
MICHAEL D. CAPELLAS WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Mr. Capellas serves as President, Chief Executive Officer and sole director of MCIC. Mr. Capellas is the President, Chief Executive Officer and Chairman of the Board of WorldCom.

ANASTASIA KELLY WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.	Ms. Kelly serves as Secretary of MCIC. Ms. Kelly is Executive Vice President and General Counsel of WorldCom.

ROBERT A. PETERSON WorldCom, Inc. 1133 19th Street, N.W. Washington, DC 20036 U.S.A.	Mr. Peterson serves as Assistant Secretary of MCIC. Mr. Peterson is Vice President and Chief Technology Counsel of WorldCom.

Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8	Schedule 13D/A	Page 17 of 17 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the attached statement on Schedule 13D and of all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on August 28, 2003.

WORLDCOM, INC.

By:	/S/ ANASTASIA KELLY
Name:	Anastasia Kelly
Title:	Executive Vice President and General Counsel

MCI WORLDCOM NETWORK SERVICES, INC.

By:	/S/ ANASTASIA KELLY
Name:	Anastasia Kelly
Title:	Secretary

MCI COMMUNICATIONS CORPORATION

By:	/S/ ANASTASIA KELLY
Name:	Anastasia Kelly
Title:	Secretary